Exhibit 99.12

ZenaTech Signs Offer to Acquire a Warehouse and Inventory Management Company with Established Long-Term US Defense Government Contracts, Accelerating DaaS Expansion on the East Coast

Vancouver, British Columbia, (September 9, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces that it has signed an offer to acquire a Southeast US-based warehouse and inventory management services company serving a principal service branch of the US Department of Defense. With over 25 years of experience in defense logistics and active multi-year government contracts, the proposed acquisition brings deep expertise in organizing, maintaining, and optimizing physical inventories, ensuring that mission-critical assets and materials are accounted for and ready when needed. When completed, combined with other recent acquisitions in the Southeast region including Cardinal Civil Resources, ZenaTech’s East Coast DaaS footprint and capacity to serve government and defense agencies will be strengthened.

“This proposed acquisition represents another important step toward providing access to established US defense agency relationships, enabling increased capacity to deliver Drone as a Service or DaaS at scale to East Coast-based government and defense agency customers," said Shaun Passley, Ph.D., ZenaTech CEO. "This will also provide opportunities for our IQ Nano indoor inventory management drone, which we believe will help us move up the value chain as a full-spectrum partner in inventory management and logistics automation, driving expanded readiness, accuracy and operational capability to our armed forces."

The ZenaDrone IQ Nano is a tactical indoor drone engineered and designed for GPS-denied, confined, or high-risk environments where traditional systems and personnel face operational challenges. Engineered for precision, it automates inventory management by scanning barcodes or RFID tags in armories and warehouses, while seamlessly integrating with SAP-based systems for real-time NSN (National Stock Number) military stock tracking verification and cycle counts and eliminating human error. Equipped with HD/thermal imaging and LiDAR, and AI-powered anomaly detection, it also combines secure indoor surveillance and security of command centers, ammunition depots, and restricted zones, with stable hover capabilities, and obstacle avoidance.

ZenaTech has now completed eight acquisitions toward its goal of establishing 25 Drone as a Service locations by mid-year, 2026. The company’s DaaS model provides flexible on-demand or convenient subscription-based access for business or government clients, to advanced drone services for surveying, inspections, power washing, maintenance, and more, eliminating the need to invest in drone hardware and software, pilots, maintenance, or regulatory compliance.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.